

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Matthew Markin
Chief Executive Officer
POTASH AMERICA, INC.
2234 North Federal Highway, Suite 2008
Boca Raton, FL 33431

      Re: POTASH AMERICA, INC.
          Offering Statement on Form 1-A
          Filed on December 1, 2021
          File No. 024-11733

Dear Mr. Markin:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Trade & Services

cc: Matheau J. W. Stout, Esq.